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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-53403

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ____01/01/20____ AND ENDING ____12/31/20____
                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Ankura Capital Advisors, LLC

OFFICIAL USE
ONLY

_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

485 Lexington Avenue – 10th Floor

(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fredric Obsbaum   (212) 897-1694
                                                    (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
                    (Name - if individual, state last, first, middle name)

10 South Riverside Plaza   Chicago   IL   60606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant   must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Ankura Capital Advisors, LLC

TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[x]   Statement of Operations.
[x]   Statement of Changes in Member's Equity.
[x]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[x]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
        under the Securities Exchange Act of 1934.
[x]   Computation for Determination of Reserve Requirements for Brokers and Dealers
        Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[x]   Information Relating to the Possession or Control Requirements for Brokers and
        Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
        applicable).
[x]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital
        Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve
        Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial
        Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Affirmation.
[ ]   A report describing any material inadequacies found to exist or found to have existed since
        the date of the previous audit (Supplemental Report on Internal Control).
[x]   Independent Auditors' Report regarding Rule 15c3-3 exemption report.
[x]   Rule 15c3-3 exemption report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
      5(e)(3).*

AFFIRMATION

I, Brian Lenart, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ankura Capital Advisors, LLC for the year ended December 31, 2020, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



CCO

Subscribed and sworn
to before me





HEATHER A INGEVALDSON
Official Seal
Notary Public – State of Illinois
My Commission Expires Feb 28, 2021

Ankura Capital Advisors, LLC

Financial Statements and
Supplementary Schedules
Pursuant to Rule 17a-5(d) under the
Securities Exchange Act of 1934
December 31, 2020

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
Ankura Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ankura Capital Advisors, LLC as of December 31, 2020, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ankura Capital Advisors, LLC as of December 31, 2020 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ankura Capital Advisors, LLC's management. Our responsibility is to express an opinion on Ankura Capital Advisors, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ankura Capital Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Ankura Capital Advisors, LLC's financial statements. The supplemental information is the responsibility of Ankura Capital Advisors, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Plante & Moran, PLLC

We have served as Ankura Capital Advisors, LLC's auditor since January 2018.
Chicago, Illinois
February 26, 2021

ANKURA CAPITAL ADVISORS, LLC
Statement of Financial Condition
December 31, 2020

Assets

Cash	$ 1,056,813
Accounts receivable	5,000
Deferred contract costs	30,001
Prepaid expenses and other assets	55,288
Total assets	**$1,147,102**

Liabilities and Member's Equity
Liabilities:

Payable to related party	$ 388,005
Deferred revenue	30,001
Total liabilities	**418,006**

Member's equity

Member's equity	729,096
Total liabilities and member's equity	**$1,147,102**

The accompanying notes are an integral part of these financial statements.

ANKURA CAPITAL ADVISORS, LLC
Statement of Operations
For the year ended December 31, 2020

Revenues	
Success fees	$ 272,365
Fees	197,201
Reimbursement revenues	52,104
Total revenues	521,670
Expenses	
Compensation and benefits	574,417
Professional fees	145,275
Insurance	131,373
Rent expense	64,390
Expense reimbursements	52,104
Taxes and fees	13,582
Other expenses	44,215
Total expenses	1,025,356
Net loss	**$ (503,686)**

The accompanying notes are an integral part of these financial statements.

ANKURA CAPITAL ADVISORS, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2020

Balance, January 1, 2020	$	1,232,782
Net loss		(503,686)
Balance, December 31, 2020	$	729,096

The accompanying notes are an integral part of these financial statements.

ANKURA CAPITAL ADVISORS, LLC
Statement of Cash Flows
For the year ended December 31, 2020

Cash flows from operating activities	
Net loss	$ (503,686)
Adjustments to reconcile net loss to net cash used in operating activities	
(Increase) decrease in operating assets	
Accounts receivable	4,290
Deferred contract costs	137,453
Prepaid expenses and others assets	(1,767)
Receivable from related party	44,031
Increase (decease) in operating liabilities	
Accrued expenses and other liabilities	(16,049)
Payable to related party	388,005
Deferred revenue	(218,814)
Net cash used in operating activities	(166,537)
Cash	
Beginning of year	1,223,350
End of year	$ 1,056,813

The accompanying notes are an integral part of these financial statements.

1.   **Organization and Business**

Ankura Capital Advisors, LLC (the "Company") is a wholly owned subsidiary of Thoreau HoldCo, LLC ("Thoreau"). The Company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company provides financial advisory services in connection with mergers, acquisitions and divestitures and placement agent services in connection with the private placement of securities.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Basis of Accounting

Revenues and expenses are recorded on the accrual basis of accounting.

Cash

All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Accounts Receivable

Accounts receivable consists of retainers and reimbursable expenses billed to customers but not yet paid. Management determines an allowance for doubtful accounts based on its assessment of the current status of individual accounts.

Deferred Contracts

Deferred contract costs consist of wages and other costs related to the fulfillment of a contract. Such costs are capitalized to the extent they are explicitly reimbursable by the customer and expensed when the related revenue is recognized.

Income Taxes

The Company is a single-member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the ultimate beneficial individual members for federal, state, and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes. There are no uncertain tax positions to be accounted for in accordance with Financial Accounting Standards Board guidance on income taxes as of December 31, 2020.

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company provides financing and mergers and acquisitions advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer.

Significant Judgments

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Contract Assets and Contract Liabilities

The Company had contract assets in the amount of $167,454 and $30,001 at January 1, 2020 and December 31, 2020 respectively. It had contract liabilities in the amount of $248,815 and $30,001 at January 1, 2020 and December 31, 2020 respectively.

3.   **Regulatory Requirements**

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Company had net capital of approximately $638,000 which exceeded the required net capital by approximately $610,000.

The Company does not hold customers' cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

4. **Related-Party Transactions**

The Company has a service agreement with Ankura Consulting Group, LLC ("AGC"), an entity related through common ownership. Under the Agreement, the Company is provided with consulting personnel; office space; office-related equipment; administrative support such as technical, accounting, and bookkeeping; and such other services as the parties may agree to from time to time. Some of the personnel are registered with FINRA as representatives and principals of the Company to the extent required under FINRA rules. During 2020, $683,022 of expenses were allocated pursuant to the Agreement and included consulting services at cost plus fringe benefits $574,417, facilities $64,390 and operating expenses $44,215. Expenses directly attributable to the Company are paid by the Parent and charged to the Company. During 2020, directly attributable expenses were $342,334 and included reimbursable expenses, audit fees, insurance and compliance service costs.

In addition, the Company has a policy that assigns to ACG revenues for services that do not culminate in a securities transaction. Cash receipts for these services by the Company result in the Company owing ACG for amounts received. In certain situations, ACG may receive cash receipts on behalf of the Company related to revenue earned by the Company.

The net amount payable to ACG related to the transactions described above was $388,005 at December 31, 2020.

5. **COVID-19**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

6. **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2020 throught the date these financial statements were issued. There have been no material subsequent events that would require recognition or disclosure in this report as of December 31, 2020.

SUPPLEMENTARY INFORMATION

ANKURA CAPITAL ADVISORS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2020   **Schedule I**

Member's equity	$	729,096
Deductions		
Accounts receivable, net		5,000
Prepaid expenses and other assets		55,288
Deferred contract costs net of deferred revenue		30,001
Total nonallowable assets		90,289
Net capital		638,807
Minimum capital requirement (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		27,867
Excess net capital	$	610,940
Aggregate indebtedness	$	418,006
Ratio of aggregate indebtedness to net capital		0.65 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA amended filing as of February 26, 2021.

ANKURA CAPITAL ADVISORS, LLC
Computation for Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2020   **Schedule II**

The Company does not hold customer cash or securities; therefore, it is not affected by SEC Rule 15c3-3.

Plante & Moran, PLLC
10 South Riverside Plaza
9th floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Report of Independent Registered Public Accounting Firm

To the Sole Member
Ankura Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ankura Capital Advisors, LLC indicated that Ankura Capital Advisors, LLC may file an Exemption Report because it had no obligations under 17 C.F.R. §240.15c3-3, and Ankura Capital Advisors, LLC does not handle cash or securities on behalf of customers (the "exemption provisions") and (2) Ankura Capital Advisors, LLC stated that Ankura Capital Advisors, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ankura Capital Advisors, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ankura Capital Advisors, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. §240.15c3-3 under the Securities Exchange Act of 1934.

Plante & Moran, PLLC

Chicago, Illinois
February 26, 2021

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ANKURA CAPITAL ADVISORS, LLC
Exemption Report Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

To the best of our knowledge and belief, Ankura Capital Advisors, LLC ("Ankura") states the following:

Ankura does not claim an exemption under paragraph (k) of SEC Rule 15c3-3 in reliance upon Footnote 74 of SEC Release No. 34-70073 and as discussed in Question 8 of the related FAQ's released by the SEC staff. Ankura may file an exemption report because it had no obligations under SEC Rule 15c3-3. Ankura did not handle cash or securities on behalf of customers without any exceptions throughout the year ending December 31, 2020 since its business was limited to financial advisory services in connection with mergers, acquisitions and divestitures and placement agent services in connection with the private placement of securities.

Signature



CCO